"Exemption No. 82-1357"

Continental

Press Release

Final Deadline for Phoenix Shareholders Begins

- **Statutorily mandated deadline expires on July 19**
- **Continental AG offering 15 euros per share**

Hannover/Hamburg, July 5, 2004. The shareholders of Phoenix AG, Hamburg, have a last chance to accept the offer submitted by Continental AG, Hannover, for takeover of Phoenix AG shares. At the end of the bid acceptance period on June 28, Continental AG had 75.54 percent of total Phoenix shares at its disposal. It had thus attained the minimum bid acceptance threshold of 75% it had defined as condition for takeover. Under German law this now automatically triggered an additional two-week bid acceptance period, which continues through to July 19, 2004. With the success of the takeover now hinging only on the outcome of the EU Commission's merger control review, the additional acceptance period gives undecided shareholders one last chance to accept the bid. As has been widely reported, Continental is offering 15 euros per share.

The takeover of Phoenix AG fits into Continental AG's strategy of further developing its ContiTech division to one of the world's leading specialists for rubber and plastics technology. In fiscal 2003 ContiTech had sales of around EUR1.8bn.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of 11.5 billion euros. At present it has a worldwide workforce of nearly 72,000.

Dr. Heimo Prokop
Director Corporate Communications
Ph.: +49 (0)511 938-1485
Fax: +49 (0)511 938-1055
prkonzern@conti.de

Hannes Boekhoff
Head of Press
Ph: +49 (0)511 938-1278
Fax: +49 (0)511 938-1055
prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com

7/26

Continental

"Exemption No. 82-1357"

Press Release

"Continental student survey":

German College graduates reluctant when it comes to jobs and opportunities in Eastern Europe and Asia

Study by automotive supplier illustrates opinions on international career perspectives

Hannover, July 9, 2004. Despite the eastwards expansion of the EU, German college graduates are in general only slightly interested in a profession in one of the accession countries. 53.9 percent cannot imagine working for instance in the Czech Republic, Poland or Hungary for two or three years, compared to 19.6 percent who would be willing. 49.2 percent however would accept the "ideal job at the preferred company" in Eastern Europe as well, and 70.9 percent would take a job there to keep from being unemployed. The international automotive supplier, who employs roughly 44,000 of its nearly 72,000 staff outside of Germany, has now released these new findings of the "Continental student survey".

One part of the study that has already be released showed that nearly half of those surveyed expect to work a freely agreed working week in excess of 40 hours once they have commenced their career. At the beginning of this year, TNS/EMNID asked 1,015 students about their views about various subjects including working hours, careers and qualifications.

"For a long time, students have also expected foreign assignments in future jobs. We now wanted to find out whether this was also the case for less well-known regions," according to Thomas Sattelberger, member of the Executive Board responsible for human resources. He pointed out that at 52.9 percent, the portion of college graduates who could envision their "ideal job at the preferred company" in Southeast Asia is just slightly higher than those who could currently imagine working in the Eastern European countries which have joined the EU.

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Continental Aktiengesellschaft Corporate Communications
Vahrenwalder Straße 9, D-30165 Hannover, P.O. Box 1 69, D-30001 Hannover
Phone +49 (0)511-938-1278, +49 (0)511-938-1146, +49 (0)511-938-1485
Fax: +49 (0)511-938-1055
www.conti-online.com
prkonzern@conti.de

In contrast, the survey showed that jobs in Canada or the US are clearly preferred, with 69.2 resp. 55.4 percent of those surveyed saying that they would accept such a position even if it is not the "ideal job with the preferred employer." "The findings do indicate that half of those surveyed are pragmatic when faced with a rather unexpected perspective," stressed Sattelberger. "In the years to come, the other half is going to have difficulties with their attitude, characterized by a lack of knowledge and apprehension when it comes to everything that is foreign to them, especially as Asia and expanded Europe become growth markets, and as such, career markets. In times when the world economy is becoming ever more closely knit, practically no one can afford a homebody mentality – considering only the national or even local job markets."

Sattelberger pointed out that the international automotive supplier will be hiring over 900 college graduates worldwide this year, including 600 young engineers and scientists.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of EUR 11.5 billion. At present it has a worldwide workforce of nearly 72,000.

Hannes Boekhoff
Head of Press
Tel.: +49 (0)511 938-1278
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

Anne Pfeffer
Local Press
Tel. +49 (0)511 938-1364
Fax +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

The study is available at www.conti-online.com